

July 26, 2022

Serena Shie
Chief Financial Officer
Model Performance Mini Corp.
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

>   **Re: Model Performance Mini Corp.**
>   **Amendment No. 6 to Draft Registration Statement on Form F-4**
>   **Submitted July 13, 2022**
>   **CIK No. 0001874074**

Dear Ms. Shie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form F-4

Risks Related to MPAC's Business and the Business Combination, page 34

1.   Clarify here, on page 94 and elsewhere, as applicable, if the amount per share that MPAC's public shareholders will receive in the event of a liquidation includes the two deposits paid into the trust during 2022.

VIE Consolidation Schedule, page 38

2.   Please revise this section to indicate these are consolidating financial statements rather than consolidated financial statements.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 206

3.   We note the disclosure under Recent Development on page 29. Give pro forma balance sheet effect to the two $575,000 deposits into the trust on March 29, 2022 and June 29, 2022. The adjustments should be followed by a subtotal column to present the MPAC balance sheet on a pro forma basis prior to giving effect to the merger with MMV. As part of the merger adjustments, include an adjustment to give effect to the repayment of the non-interest bearing loans. Also, clarify in your disclosures how the payments into the trust affect the amounts that may be paid to a redeeming shareholder and advise us.

    You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Jane Tam